June 16, 2022

VIA EMAIL AND EDGAR

Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Manning & Napier, Inc.
Schedule 13E-3 filed June 2, 2022 by Manning & Napier, Inc., Manning & Napier Group, LLC, James Morrow, Callodine Group, Marc O. Mayer, et al.
File No. 005-86504
Preliminary Proxy Statement on Schedule 14A filed June 2, 2022
File No. 001-35355

Dear Mr. Hindin:

On behalf of Manning & Napier, Inc. (the “Company”) set forth below are responses to comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated June 8, 2022 with respect to the above referenced Schedule 13E-3 and Preliminary Proxy Statement (the “Comment Letter”). Filed concurrently herewith is Amendment No.1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No.1 to the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Amended Schedule 13E-3 or the Revised Preliminary Proxy Statement, as applicable.

The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Cover Page

1.	All comments below, unless otherwise specified, refer to the disclosure found in the Company’s preliminary proxy statement.

Response:

We acknowledge the Staff’s comment.

Q. Have any Company stockholders already agreed to approve the merger agreement?, page 13

2.

Disclosure in this Q & A states that “...other Section 16 officers of the Company, who collectively beneficially own approximately 10% of the voting power of the Company’s outstanding capital stock, have separately entered into support agreements...with Parent, pursuant to which they have agreed to vote their shares in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby...” Please advise why these Section 16 officers are not engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons.

Response:

We do not believe that Nicole Kingsley-Brunner, Ebrahim Busheri, Christopher Briley, Aaron McGreevy, Stacey Green, Scott Morabito, Sarah Turner and Paul Battaglia (the “Other Management Parties”), who are the other Section 16 officers referenced in the Preliminary Proxy Statement disclosure, are “engaged in” the Rule 13e-3 transaction by virtue of entering into a support agreement, and therefore are not required to be listed as signatories to the Schedule 13E-3 and are not required to be included as filing persons.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

We respectfully submit that the foregoing factors support the conclusion that the Other Management Parties are not “engaged in” the transaction.

The Other Management Parties collectively hold beneficial ownership of approximately 3% of Manning & Napier’s currently outstanding voting power. As of the date hereof, similar to all other stockholders of the Company, the Other Management Parties will receive $12.85 per share as cash consideration in the company merger for all of their equity interests, including employee equity grants. As disclosed in the Preliminary Proxy Statement, prior to the closing of the mergers, Parent and certain additional members of management may negotiate and enter into contracts providing for a rollover (immediately prior to the closing) of all or a portion of such persons’ shares of Company common stock. However, as of the date hereof, no agreement, arrangement or understanding with any of the Other Management Parties has been reached and each of the Other Management Parties is under no obligation to rollover any portion of his or her voting securities.

In addition, none of the Other Management Parties currently has an equity interest in TopCo, Parent or Merger Sub, nor are any of the Other Management Parties directors, managers, employees or otherwise affiliated with TopCo, Parent or Merger Sub. And, there is no current expectation that the Other Management Parties will occupy seats on the board of TopCo or Parent following the mergers or otherwise be in a position to control the Parent or the surviving company following the mergers. Further, although we believe that Callodine will seek to retain employees of the Company following the closing, none of the Other Management Parties has yet entered into an employment agreement or other agreement with Callodine or its affiliates regarding post-closing employment. To the extent any of the Other Management Parties enters into a rollover agreement, employment agreement or other agreement with Callodine or its affiliates, we will reevaluate at that time whether such person is a 13E-3 filing person and whether any amendments to the proxy statement of Schedule 13E-3 are required.

In sum, there is no reason to believe that the Other Management Parties would be in a position to “control” Topco, Parent or the Surviving Corporation within the meaning of Exchange Act Rule 12b-2, and none of the factors enumerated in C&DI Section 201.01 or C&DI Section 201.05 would suggest in this instance that the Other Management Parties are “engaged in” the 13-3 transaction.

Purposes and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger, page 27

3.

We note the disclosure in the last paragraph on page 27 indicating that “the Company Board determined on behalf of the Company that the merger agreement, the company merger and the other transactions contemplated thereby, were fair, advisable and in the best interests of the Company and its stockholders” and the disclosure on page 28 that “[i]n the course of making the determination and recommendation (with Mr. Mayer recused) described above, the members of the Company Board considered the following factors...” We remind the Company of its obligation pursuant to Exchange Act Rule 13e- 3(e), described in Item 8 of Schedule 13E-3 and Item 1014(a) and (b) of Regulation M-A, to state whether the subject company reasonably believes that the Rule 13e-3 transaction “is fair or unfair to unaffiliated security holders” and to discuss in reasonable detail the material factors upon which such belief is based. Refer to the language used by the Callodine Filing Persons in the third paragraph on page 42 and by Mr. Mayer in the last paragraph on page 43. In responding to this comment, please note that we do not believe the first bullet on page 28 is responsive to Item 1014. To the extent the disclosure is revised to conform with the requirement described in Item 1014(a), we acknowledge that the disclosure on pages 28 through 32, starting with the first full paragraph on page 28, would appear to satisfy the disclosure obligation described in Item 1014(b), subject to the following comment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 27 through 32 of the Preliminary Proxy Statement as follows: (i) the Company has deleted the first bullet on page 28 and (ii) the Company has revised the disclosure on pages 27 and 28 to make clear the mergers are fair to the unaffiliated stockholders of the Company.

4.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. We note that the disclosure on page 106 only indicates that the Company did not purchase shares during the past sixty days, not the past two years. In addition, we note that Mr. Mayer did purchase shares during the past two years.

Response:

We respectfully advise the Staff that the disclosure on page 29, 30 and 107 of the Preliminary Proxy Statement has been revised to address the Staff’s comment.

5.

Please consider the preceding comment with respect to not only the Company’s fairness determination but also the fairness determinations of both the Callodine Filing Persons disclosed on pages 41 through 42 and Mr. Mayer disclosed on pages 42 through 44, given that both filing persons have expressly adopted the analyses and conclusions of the Company.

Response:

We respectfully advise the Staff that the Callodine Filing Persons and Mr. Mayer have each considered the additional disclosure added to the Revised Preliminary Proxy Statement in response to Comment #4, and each continues to adopt the determinations and conclusions of the Company Board.

Certain Unaudited Prospective Financial Information, page 33

6.

Disclosure on page 33 states that “[t]he Company forecasts were based on numerous variables and assumptions...” In order for stockholders to properly evaluate the fairness advisor’s opinion and the projections upon which the opinion in part relies, please disclose these assumptions in reasonable detail and quantify, where possible.

Response:

We respectfully advise the Staff that the disclosure on pages 33 and 34 of the Preliminary Proxy Statement has been revised to address the Staff’s comment.

Opinion of the Company’s Financial Advisor, page 34

7.

Page D-3 of the fairness advisor’s opinion states that “[a]ny summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.” Please disclose in the proxy statement, if true, that PJT Partners has consented to the disclosure regarding its opinion and analyses included in the “Summary of PJT Partners’ Financial Analyses” section and elsewhere in the filing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Preliminary Proxy Statement to confirm that PJT Partners has consented to the disclosure regarding its opinion and analyses included in the “Summary of PJT Partners’ Financial Analyses” section and elsewhere in the filing.

Certain Effects of the Mergers, page 46

8.	Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A with respect to Marc Mayer.

We respectfully advise the Staff that the disclosure on page 46 of the Preliminary Proxy Statement has been revised to address the Staff’s comment.

If we can be of any further assistance, or if you have any questions regarding the responses detailed in this letter, please do not hesitate to call me at (212) 351-4064.

Sincerely,

/s/ Andrew Kaplan

Andrew Kaplan

cc:	Sarah Turner
Manning & Napier, Inc.

James Morrow
Callodine Group, LLC

Karen Dewis and Stephen Ballas
Sidley Austin LLP